

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

Mr. Jeffrey A. Mayer
Chief Executive Officer
MXenergy Holdings Inc.
595 Summer St., Suite 300
Stamford, CT 06901

> **Re:** **MXenergy Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 333-138425**

Dear Mr. Mayer:

We have reviewed the responses in your letter filed on July 14, 2010 and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Consolidated Statements of Cash Flows, page 70

1. We have reviewed your response to comment 7 in our letter dated June 29, 2010 and are unclear why you believe that your capitalized direct sales and advertising costs represent productive assets. Since the FASB Codification master glossary defines productive assets as assets held for or used in the production of goods or services by an entity, it does not appear that your capitalized direct sales and advertising costs qualify as investing activities. If you disagree, please provide us with further support for your classification, including specific registrants who use a similar presentation. Also tell us the amount of capitalized direct sales and advertising costs that have been included in investing activities in your statements of cash flows for each period presented.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief